EXHIBIT 12.1

Everest Re Group, Ltd.
Ratio of Earnings (Losses) to Fixed Charges (including Annuity Interest Expense) (1)
(Dollars in thousands)

	Six Months Ended
	June 30,		Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013	2012
Earnings:
Income (loss) before income taxes (benefits)	$278,406	$613,946	$405,184	$1,099,844	$1,111,890	$1,386,808	$1,549,088	$939,526

Fixed Charges:
Assumed interest component of rent expense	3,519	2,747	5,847	5,299	4,796	4,656	4,322	4,251
Interest expense on debt and long term notes	15,146	17,023	31,603	36,228	36,191	38,533	46,118	53,683
Interest expense on annuity contracts	(568)	(735)	1,282	1,633	1,907	1,687	2,770	2,902
Total fixed charges	18,097	19,035	38,732	43,160	42,894	44,876	53,210	60,836

Earnings plus fixed charges	$296,503	$632,981	$443,916	$1,143,004	$1,154,784	$1,431,684	$1,602,298	$1,000,362

Ratio of earnings (losses):
Earnings (losses) plus fixed charges to fixed charges	16.38	33.25	11.46	26.48	26.92	31.90	30.11	16.44

(1) For purposes of determining this ratio, "earnings" consist of consolidated net income before federal income taxes plus fixed charges. "Fixed charges" consist of interest expense on senior debt, subordinated debt, amortization of bonds, annuity contracts, revolving credit agreements and that portion of operating leases that are representative of the interest factor.